UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

FBR & Co.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

        30247C301
(CUSIP Number)

Eric F. Billings Billings Capital Management LLC 1001 Nineteenth St. N., Suite 1950 Arlington, Virginia 22209 (703) 962-1871
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             August 22, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 6 Pages

CUSIP No. 30247C301	Page 2 of 6 Pages

1           Names of Reporting Persons

                            ERIC F. BILLINGS (in the capacity described herein)

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		271,880
Beneficially Owned By Each	8	Shared Voting Power 538,441
Reporting Person With	9	Sole Dispositive Power 271,880
	10	Shared Dispositive Power
		538,441

11           Aggregate Amount Beneficially Owned by Each Reporting Person

810,321

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.0%

14           Type of Reporting Person (See Instructions)

IN, IA

CUSIP No. 30247C301	Page 3 of 6 Pages

This Amendment No. 1 supplements the information set forth in the Schedule 13D filed by Eric F. Billings with the United States Securities and Exchange Commission on February 14, 2014 (the “Initial Schedule 13D”) and all amendments thereto (together with the Initial Schedule 13D, collectively the “Schedule 13D”) relating to the shares of Common Stock, par value $0.001 per share (the “Shares”) of FBR & Co., a Virginia corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is supplementally amended as follows.

Item 2.                  Identity and Background.

This statement relates to Shares held for the accounts of BCM Weston, LP, a Delaware limited partnership (“BCM Weston”) and Locorr Long/Short Equity (“Locorr”), and by the Reporting Person.  Billings Capital Management, LLC (“BCM LLC”) serves as principal investment manager to BCM Weston and as a sub-adviser to Locorr.  As such, BCM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of BCM Weston and Locorr.

Item 4.                  Purpose of Transaction.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

The Reporting Person acquired the Shares over which he exercises beneficial ownership in the belief that the Shares are undervalued and are an attractive investment. The Reporting Person has had discussions with officers of the Issuer and may from time to time enter into discussions with officers and other shareholders of the Issuer in connection with the Reporting Person’s investment in the Issuer.  Such discussions may address the Issuer's strategies to enhance shareholder value, including its capital allocation policies. The Reporting Person may also seek to explore increasing or decreasing his ownership position in the Issuer.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as he deems appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of his Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer.

(a) – (b) The Reporting Person may be deemed to be the beneficial owner of 676,988 Shares and 133,333 Shares underlying the options described in Item 6, which collectively represent approximately 8.0% of the Issuer’s outstanding Shares (assuming the exercise of the options referenced above).  The Reporting Person may be deemed to have sole power to vote and sole power to dispose of 271,880 Shares and shared power to vote and shared power to dispose of 538,441 Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 10,094,888 Shares outstanding as of July 31, 2014 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2014.

(c)           Except as set forth on Exhibit 1 hereto or otherwise described herein, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by the Reporting Person.

CUSIP No. 30247C301	Page 4 of 6 Pages

(d)           The limited partners of (or investors in) BCM Weston, or its subsidiaries or affiliated entities, for which BCM LLC or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e)           Not applicable.

Item 7.                  Material to Be Filed as Exhibits.

Exhibit 1 – Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 26, 2014	ERIC F. BILLINGS

By: /s/ Eric F. Billings
Eric F. Billings

EXHIBIT 1

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Person behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 26, 2014. All such transactions were purchases or sales of Shares effected in the open market, and the prices in the table below exclude commissions.

For the Account of	Trade Date	Buy/Sell	Quantity	Price
Locorr Long/Short Equity	6/27/2014	Buy	3,961	$27.7856
BCM Weston LP	7/2/2014	Buy	200	$27.8609
BCM Weston LP	7/3/2014	Buy	900	$28.0906
BCM Weston LP	7/7/2014	Buy	12,405	$27.9826
Locorr Long/Short Equity	7/9/2014	Buy	3,962	$27.4903
Locorr Long/Short Equity	7/15/2014	Buy	1,019	$26.9814
Locorr Long/Short Equity	7/16/2014	Buy	2,976	$26.1459
Locorr Long/Short Equity	8/22/2014	Buy	3,377	$28.0991